Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Muparfostat (PI-88) reverts back to PharmaSynth, a wholly-owned subsidiary of Progen Pharmaceuticals Ltd.

Brisbane, Australia, 8th April 2010. Progen Pharmaceuticals Ltd (ASX:PGL, NASDAQ:PGLA) has today announced that its wholly-owned subsidiary PharmaSynth Pty. Ltd. has terminated the exclusive licence agreement for muparfostat (PI-88) with Global TransBiotech Inc (GTB).

Director Dr John Chiplin commented “muparfostat is a significant asset for Progen. We have recently re-analysed the results of the previous Phase II study, combining them with new data on long term patient survival. We will be updating the market more on future progress in due course.”

Muparfostat is a multi-targeted cancer therapeutic which inhibits both angiogenesis (or tumour promoting) factors such as Vascular Endothelial Growth Factor (VEGF), Fibroblast Growth Factors (FGF) 1 and 2, and heparanase, an enzyme implicated in metastasis (tumour spread).

A critical aspect of the licence agreement for muparfostat required GTB to initiate a pivotal registration trial within 9 months of the commencement date of the said agreement. GTB has failed to comply with this requirement and as a result, PharmaSynth has today provided written notice advising GTB that the agreement is terminated with immediate effect. All rights to muparfostat now revert to PharmaSynth Pty. Ltd. and the Progen Board of Directors intends to regain all rights to muparfostat from PharmaSynth in the coming weeks.

Dr Chiplin added “Progen will also be making plans to commence additional clinical trials on muparfostat in the future and will be seeking commercial partners on a worldwide basis.”

“The Directors of Progen are committed to the commercialization of muparfostat and are confident that this product will assist Progen to deliver long-term, sustainable growth.” Additionally, the Company is currently conducting a Phase 2 trial in patients with melanoma, the other indication which has received U.S. FDA orphan drug designation, with results from this trial expected during the second half of 2010.

ENDS

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation.  Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:
Sue MacLeman	John Chiplin
Chief Executive Officer	Director
+61 7 3842 3333	+61 7 3842 3333

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.